Exhibit 99.1
Nets Sports and Entertainment, LLC and Subsidiaries
Consolidated Financial Statements
June 30, 2010 and 2009

Nets Sports and Entertainment, LLC and Subsidiaries
Table of Contents

Report of Independent Auditors
To the Members of
Nets Sports and Entertainment, LLC:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, members’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Nets Sports and Entertainment, LLC and Subsidiaries at June 30, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
September 17, 2010

Nets Sports and Entertainment, LLC and Subsidiaries
Consolidated Balance Sheets

	June 30,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$12,220,193	$7,667,350
Restricted cash and escrowed funds	211,914,490	-
Prepaid expenses and other current assets	3,647,524	2,433,442
Accounts receivable, net	-	12,127,530

Total current assets	227,782,207	22,228,322

Land and Arena under construction	331,272,685	183,858,993
Deferred costs, net	23,187,221	1,506,152
Property and equipment, net	2,943,886	5,512,121
Intangible assets, net	-	165,407,893
Investments in NBA-related entities	-	7,980,000
Investment in Brooklyn Holdings	-	-
Other assets	76,234	823,280

	357,480,026	365,088,439

Total assets	$585,262,233	$387,316,761

Liabilities and Equity (Deficit)
Current liabilities
Accounts payable and accrued expenses	$15,994,379	$33,053,050
Accounts payable — affiliates	5,656,762	-
Advances from affiliates	-	83,419,347
Deferred revenue	-	4,735,994
Deferred compensation	-	507,952

Total current liabilities	21,651,141	121,716,343

Long-term liabilities
Financing lease obligation	136,889,226	-
Loan from affiliate	77,005,033	-
Member loans	39,767,635	37,145,448
Senior notes and credit facility	-	207,157,400
Land loans	-	18,617,533
Land sale — deposit payable	-	85,000,000
Deferred compensation, long-term	-	1,489,531
Deferred revenue, long-term	-	1,301,239

Total long-term liabilities	253,661,894	350,711,151

Total liabilities	275,313,035	472,427,494

Commitments and contingencies	-	-

Redeemable noncontrolling interest	221,647,482	-

Members’ equity (deficit)
Member units
Class B-1	-	60,000,000
Class B-2	-	38,594,984
Class A	-	203,235,026
Members’ equity	473,461,983	-
Accumulated deficit	(385,160,267)	(386,940,743)

Total members’ equity (deficit)	88,301,716	(85,110,733)

Total liabilities and equity (deficit)	$585,262,233	$387,316,761

The accompanying notes are an integral part of these consolidated financial statements.

Nets Sports and Entertainment, LLC and Subsidiaries
Consolidated Statements of Operations

	Years Ended June 30,
	2010	2009
Operating income
Ticket sales, net of admission taxes and league gate share	$12,932,674	$25,921,191
Television broadcast revenues	24,206,127	32,534,913
Sponsorship and promotional revenues	7,430,173	13,170,278
Game day and other revenues	3,992,984	7,157,295

Total operating income	48,561,958	78,783,677

Operating expenses
Player and team staff salaries	44,487,337	66,188,454
Team costs	9,401,091	12,592,534
General and administrative	9,300,512	12,341,736
Marketing	6,370,229	8,736,771
Ticket sales and operations	3,848,400	6,754,624
Game presentation costs	2,397,331	3,742,314
Scouting and public relations	954,062	1,562,768
Depreciation	1,739,111	2,041,611
Amortization of intangible assets	3,200,026	33,379,134

Total operating expenses	81,698,099	147,339,946

Operating loss	(33,136,141)	(68,556,269)

Other income (expenses)
Interest expense	(13,398,726)	(13,412,981)
Equity in income of NBA-related entities	1,536,000	4,742,066
Equity in loss on investment in Brooklyn Basketball	(8,594,167)	-
Gain on partial disposition of investment in Brooklyn Basketball	55,111,901	-

Net income (loss)	1,518,867	(77,227,184)

Net loss attributable to redeemable noncontrolling interest	261,609	-

Net income (loss) attributable to Nets Sports and Entertainment, LLC	$1,780,476	$(77,227,184)

The accompanying notes are an integral part of these consolidated financial statements.

Nets Sports and Entertainment, LLC and Subsidiaries
Consolidated Statements of Members’ Equity (Deficit)

	Preferred units				Accumulated
	Class B-1	Class B-2	Class A	Members’ Equity	(Deficit)	Total
Balance at June 30, 2008	$60,000,000	$37,124,051	$183,953,326	$-	$(308,167,272)	$(27,089,895)
Capital contributions	-	1,470,933	19,281,700	-	-	20,752,633
Capital distributions — preferred units	-	-	-	-	(1,546,287)	(1,546,287)
Net loss	-	-	-	-	(77,227,184)	(77,227,184)

Balance at June 30, 2009	60,000,000	38,594,984	203,235,026	-	(386,940,743)	(85,110,733)
Conversion of member units into a single member unit	(60,000,000)	(38,594,984)	(203,235,026)	301,830,010	-	-
Conversion of member loans and advances from affiliates to members’ units	-	-	-	171,631,973	-	171,631,973
Net income	-	-	-	-	1,780,476	1,780,476

Balance at June 30, 2010	$-	$-	$-	$473,461,983	$(385,160,267)	$88,301,716

The accompanying notes are an integral part of these consolidated financial statements.

Nets Sports and Entertainment, LLC and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended June 30,
	2010	2009
Cash flows from operating activities
Net income (loss)	$1,518,867	$(77,227,184)
Gain on partial disposition of investment in Brooklyn Basketball	(55,111,901)	-
Depreciation	1,739,111	2,041,611
Amortization of intangible assets	3,200,026	33,379,134
Amortization of deferred loan costs	490,914	675,577
Bad debt expense	276,652	492,500
Equity in income of NBA-related entities	(1,536,000)	(4,742,066)
Equity in loss on investment in Brooklyn Basketball	8,594,167	-
Cash distributions from NBA-related entities	2,510,406	3,522,399
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(792,335)	(1,041,948)
Accounts receivable	(3,720,718)	1,553,418
Other assets	(19,799)	(24,818)
Accounts payable and accrued expenses	10,440,752	6,690,727
Accounts payable — affiliates	1,505,683	-
Deferred revenue	3,329,665	(8,987,470)
Deferred compensation	(161,830)	(667,583)
Accrued interest on member loans	4,725,189	1,660,542

Net cash flows used in operating activities	(23,011,151)	(42,675,161)

Cash flows from investing activities
Land and Arena under construction	(144,671,367)	(36,318,615)
(Increase) decrease in restricted cash and escrowed funds	(221,419,676)	251,314
Additions of property and equipment	(274,822)	(988,102)
Decrease in cash and cash equivalents from deconsolidation of Brooklyn Basketball	(3,989,220)	-
Proceeds from land sale	46,000,000	45,000,000

Net cash flows (used in) provided by investing activities	(324,355,085)	7,944,597

Cash flows from financing activities
Contributions from redeemable noncontrolling interest	181,909,091	-
Proceeds from bridge loan	40,000,000	-
Payment of deferred costs	(23,069,855)	(1,293,654)
Advances from (to) affiliates, net	22,048,081	(1,299,998)
Proceeds from loan from affiliate	75,842,086	-
Proceeds from member loans	62,200,000	24,600,000
Proceeds from senior notes and credit facility	-	63,452,333
Payments of senior notes and credit facility	-	(61,913,333)
Payments of land loans	(8,000,000)	(1,724,977)
Capital contributions	-	20,752,633
Capital distributions — preferred units	-	(1,546,287)
Distributions received from deconsolidated entity — Brooklyn Basketball	989,676	-

Net cash flows provided by financing activities	351,919,079	41,026,717

Net increase in cash and cash equivalents	4,552,843	6,296,153
Cash and cash equivalents, beginning of the period	7,667,350	1,371,197

Cash and cash equivalents, end of the period	$12,220,193	$7,667,350

Supplemental cash flow information and non-cash transactions:
Cash paid for interest, net of capitalized interest	$8,571,434	$9,360,106

Accrued interest on PILOT Bonds related to Restricted cash and escrowed funds and capitalized into Land and Arena under construction	$9,505,186	$-

Accrued interest on PILOT Bonds related to Financing lease obligation and capitalized into Land and Arena under construction	$5,889,226	$-

Increase in Deferred costs included in Accounts payable — affiliates	$(1,000,000)	$-

(Increase) decrease in construction payables included in Accounts payable and accrued expenses and Accounts payable — affiliates	$(11,921,103)	$9,576,757

Conversion of member loans and advances from affiliates to members’ units	$171,631,973	$-

Conversion of bridge loan to redeemable noncontrolling interest	$40,000,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
1.	Organization and Summary of Significant Accounting Policies
Organization
Nets Sports and Entertainment, LLC (“NS&E”), a Delaware limited liability company, was formed for the purpose of acquiring 100% membership interest in Brooklyn Arena, LLC (“Brooklyn Arena”), a Delaware limited liability company, and its wholly-owned subsidiaries, Brooklyn Arena Holding Company, LLC (“ArenaHoldCo”), a Delaware limited liability company, and Brooklyn Events Center, LLC (“Brooklyn Events”), a Delaware limited liability company, and 100% membership interest in Brooklyn Basketball, LLC, a Delaware limited liability company, and its wholly-owned subsidiary, New Jersey Basketball, LLC (collectively, “Brooklyn Basketball”), a New Jersey limited liability company. NS&E and its subsidiaries are referred to as the “Company”.
Brooklyn Events is overseeing the construction of, and has a long-term lease (the “Arena Lease”) in, the Barclays Center Arena, a sports and entertainment arena in Brooklyn, New York (the “Arena”). Brooklyn Basketball operates as a professional basketball team in New Jersey under the name of the New Jersey Nets (the “Nets”) and is a member of the National Basketball Association (“NBA”) through its execution of the NBA’s joint venture agreement. The Arena will be the future home of the Nets.
On May 12, 2010, NS&E contributed its credit facility, discussed in Note 6, and its 100% membership interest in Brooklyn Basketball to a new holding company called Brooklyn Basketball Holdings, LLC (“Brooklyn Holdings”), a Delaware limited liability company. Also on May 12, 2010, NS&E closed on the purchase agreement with entities controlled by Mikhail Prokhorov (the “MP Entities”). Pursuant to the terms of the purchase agreement, the MP Entities made certain funding commitments (“Funding Commitments”) and invested approximately $223,000,000, of which $40,000,000 was initially received in December 2009 in the form of a bridge loan, to acquire an 80% interest in Brooklyn Holdings, a 45% interest in Brooklyn Arena and the right to purchase up to 20% of the Atlantic Yards Development Company, LLC (“Atlantic Yards”), which will develop non-arena real estate. In accordance with the Funding Commitments, the MP Entities will fund the operating needs of Brooklyn Holdings up to $60,000,000 until the opening of the Arena, including reimbursement of a $15,000,000 advance from an NS&E member that was made to fund the operating needs of Brooklyn Basketball from March 1, 2010 to May 12, 2010. Once the $60,000,000 is expended, NS&E is required to fund 100% of the operating needs, as defined, until the Arena is complete and open. Thereafter, members’ capital contributions will be made in accordance with Brooklyn Holdings’ operating agreement.
Amendment of NS&E Operating Agreement
On May 12, 2010, Member loans and Advances from affiliates totaling $171,631,973 were converted into Members’ equity and one class of equity holders was created.
Prior to May 12, 2010, the capital structure of NS&E was comprised of four classes of membership units, each having different priorities in distribution and differing capital funding requirements. The senior preferred units were entitled to distributions payable quarterly at a rate equal to the lesser of six-month London InterBank Offered Rate (“LIBOR”) plus 200 basis points or 6.5%. The junior preferred units were entitled to distributions payable quarterly at a rate of 8% per annum subject to an increase of 15% if distributions are not paid for two consecutive quarters. Undeclared preferred distributions had liquidation priority over common units.
NS&E made distributions on its two preferred classes of units of $1,546,287 during the year ended June 30, 2009. No distributions have been declared since September 30, 2008.
Basis of Presentation
In accordance with accounting guidance for consolidation of variable interest entities (“VIE”), NS&E performs an ongoing reassessment of determining whether its variable interests in its investments gives it a controlling financial interest. The guidance identifies the primary beneficiary (“PB”) of a VIE as the entity who has (a) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
1.	Organization and Summary of Significant Accounting Policies (continued)
Prior to March 1, 2010, the consolidated financial statements included NS&E and its 100% membership interest in Brooklyn Arena and 100% membership interest in Brooklyn Basketball. On March 1, 2010 (the “Deconsolidation Date”), NS&E determined that it was no longer the PB of Brooklyn Basketball, deconsolidated the entity from its balance sheet, and began to account for its investment in Brooklyn Basketball in accordance with the equity method of accounting. Effective May 12, 2010, NS&E determined that it was not the PB of Brooklyn Holdings and accounts for its 20% noncontrolling interest in accordance with the equity method of accounting. NS&E is the PB of Brooklyn Arena and continues to consolidate the entity.
On May 12, 2010, NS&E recognized a gain equal to the carrying value of its investment in Brooklyn Basketball and the fair value of its 20% retained interest in Brooklyn Holdings. Net of transaction costs, the gain totaled $55,111,901 and is presented as Gain on partial disposition of investment in Brooklyn Basketball.
Deconsolidation of Brooklyn Basketball
The following table represents the significant balance sheet accounts immediately prior to Brooklyn Basketball’s deconsolidation:

February 28, 2010
Cash and cash equivalents	$3,989,220
Accounts receivable, net of allowance for doubtful accounts of $306,404	$15,570,796
Property and equipment, net of accumulated depreciation of $4,305,690	$1,103,948
Intangible assets, net of accumulated amortization of $198,903,694	$162,207,867
Investments in NBA-related entities	$7,005,594
Senior notes and credit facility	$147,539,000
The detail of these balance sheet accounts, except for cash and cash equivalents, at June 30, 2009 are described in Note 6.
Redeemable Noncontrolling Interest
The MP Entities have the right to put their Brooklyn Arena ownership interest to NS&E during a four-month period following the ten-year anniversary of the completion of the Arena for fair market value, as defined in the agreement. Due to the put option, the noncontrolling interest is redeemable and does not qualify as permanent equity. As a result, this redeemable noncontrolling interest is recorded in the mezzanine section of the Company’s Consolidated Balance Sheets and will be reported at redemption value, which represents fair market value, on a recurring basis. At June 30, 2010, the estimated fair value approximated the initial basis less net loss allocations.
NS&E also has a similar right to put its 20% noncontrolling interest in Brooklyn Holdings to the MP Entities at fair market value during the same time period as the MP Entities have their put right on Brooklyn Arena.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Reclassification
Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year’s presentation.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
1.	Organization and Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.
Restricted Cash and Escrowed Funds
Restricted cash primarily consists of cash held in escrow to comply with insurance requirements as part of the construction of the Arena. Escrowed funds of $204,604,750 at June 30, 2010 represent amounts funded in accordance with the Arena Lease.
Concentration of Credit Risk
The Company maintains cash deposits with major financial institutions which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.
Prepaid Expenses and Other Assets
Prepaid expenses and other assets primarily represent costs incurred for insurance and are amortized on a straight-line basis over the related period of insurance coverage.
Land and Arena Under Construction
Brooklyn Events is constructing the Arena and is the owner of the Arena for accounting purposes during construction. Therefore, the Company will increase Land and Arena under construction as capitalizable costs are incurred and will record a Financing lease obligation for construction costs funded by the proceeds of the PILOT Bonds as described in Note 2. For costs funded with the Company’s escrowed funds, the Company will increase Land and Arena under construction and reduce Restricted cash and escrowed funds. Capitalized costs include land acquisition, pre-construction cost essential to develop the property, development cost, construction cost, interest cost and real estate taxes incurred during the period of development.
The Arena is part of a 22 acre re-development project known as the Atlantic Yards Project. Atlantic Yards, an affiliated entity, is developing the non-Arena portion of the Atlantic Yards Project. There are certain costs, including land costs and master planning costs (“site acquisition costs”) that are common to and benefit both the Arena and the non-Arena portion of the Atlantic Yards Project. These site acquisition costs were paid for by Atlantic Yards and allocated to the Arena based on the ratio of the zoning square footage of the Arena relative to the zoning square footage of the Atlantic Yards Project. The Company and Atlantic Yards agreed on the total amount of the Company’s share of site acquisition costs and as of June 30, 2010, no amounts are owed to Atlantic Yards. These site acquisition costs are classified within Land and Arena under construction.
Deferred Costs
Costs incurred in connection with obtaining the PILOT Bonds and the Loan from affiliate are deferred and amortized over the term of the related financing. While the Arena is under construction, amortization of deferred costs is capitalized as part of Land and Arena under construction. Costs incurred in connection with obtaining the revolving credit facility, term loan and senior notes were capitalized and amortized over the term of the related financing.
Amortization expense of $490,914 and $675,577 is included in Interest expense which is net of $215,878 and $92,007 capitalized to Land and Arena under construction for the years ended June 30, 2010 and 2009, respectively. Interest expense for 2009 includes $127,898 of previously unamortized loan costs that were written off upon refinancing.
Property and Equipment
Property and equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three years for computers and five to seven years for furniture and equipment. Depreciation of leasehold improvements is recognized over the shorter of the remaining term of the related lease or the estimated useful life of the improvement ranging from three to nine years. At the time property and equipment is retired or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts and any related gain or loss is included in earnings. Maintenance and repairs are expensed as incurred.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
1.	Organization and Summary of Significant Accounting Policies (continued)
Depreciation expense on property and equipment totaled $1,739,111 and $2,041,611 for the years ended June 30, 2010 and 2009, respectively.
Long-Lived Assets
The Company reviews its long-lived assets to determine if its carrying costs will be recovered from future undiscounted cash flows whenever events or changes indicate that recoverability of long-lived assets may not be supported by current assumptions. In cases where the Company does not expect to recover its carrying costs, an impairment loss is recorded to the extent the carrying value exceeds fair value. Significant estimates are made in the determination of future undiscounted cash flows. No impairments were recorded during the periods presented.
Fair Value of Financial Instruments
The Company estimates the fair value of its debt instruments by discounting future cash payments at interest rates that the Company believes approximates the current market. The estimated fair value is based upon market prices of public debt, available industry financing data, current treasury rates, recent financing transactions and other factors. The carrying amount of the Company’s accounts payable and accrued expenses approximate fair value based upon the short-term nature of the instruments. The fair value of the Company’s Financing lease obligation is further described in Note 2 and the fair value of the Company’s Loan from affiliate is further described in Note 5.
Income Taxes
The Company is a limited liability company. No provision or benefit for federal, state and local income taxes has been reflected in the financial statements of the Company since such income taxes, if any, are the responsibility of the individual members.
2.	Arena Lease
On September 12, 2007, and as subsequently amended, Brooklyn Arena entered into a Funding Agreement with Empire State Development Corp (“ESDC”), an agency of New York State (the “State”), pursuant to which the New York City Economic Development Corporation (the “City”) contributed, through ESDC, $131,000,000, which approximates the value of land allocated to the Arena as disclosed earlier, to acquire the Arena land from the Company. In December 2009, Brooklyn Arena received the final $46,000,000 installment and in March 2010, the title to the arena land vested with ESDC.
A ground lease agreement was entered into between ESDC and an entity created by the State, Brooklyn Arena Local Development Corp (“LDC”). LDC then entered into the Arena Lease with Brooklyn Events, which became effective on May 12, 2010. Since Brooklyn Events has continuing involvement in the form of an option to purchase the Arena at the end of the initial lease term for fair market value, the receipt of the $131,000,000 is recorded as a Financing lease obligation. The carrying amount of Brooklyn Event’s Financing lease obligation approximates fair value at June 30, 2010.
In December 2009, LDC issued $511,000,000 in PILOT Revenue Bonds, Series 2009 (“PILOT Bonds”) for the purpose of paying for the costs of construction of the Arena, servicing interest during the construction period and establishing the required collateral reserves. On May 12, 2010, proceeds of the PILOT Bonds became available to be requisitioned to fund the construction of the Arena. For the year ended June 30, 2010, Brooklyn Events incurred approximately $11,400,000 of financing costs relating to the PILOT Bonds and has capitalized these costs as Deferred costs.
In accordance with the Arena Lease, Brooklyn Events deposited approximately $232,000,000 into escrow accounts (“Escrowed Funds”) held by the PILOT Trustee. Escrowed Funds will be used to fund construction costs, interest payments over the construction period and certain collateral reserve accounts. It is estimated that Escrowed Funds together with the PILOT Bonds will be sufficient to cover the cost of completing the Arena, including interest payments during construction. If the Escrowed Funds are insufficient, Brooklyn Events is required to fund the balance to complete the Arena. At June 30, 2010, Escrowed Funds, net of construction costs paid and accrued interest to be paid from such accounts, are presented as Restricted cash and escrowed funds.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
2.	Arena Lease (continued)
In accordance with the Arena Lease, Brooklyn Events is obligated to oversee the construction of the Arena. The Arena Lease has an initial term of thirty-seven years with seven consecutive renewal options: extensions one through six are for ten years each and the seventh extension is for a two-year period, for a total number of years available under the Arena Lease not to exceed ninety-nine years. The following are the components of the rental payments:
•	Base Rent — Initial term at an annual amount of $10.00; renewal terms at fair market rental value.

•
Additional Rent — Equivalent to the members’ funding in the Company that is ultimately used to pay for the construction of the Arena and fund the Escrowed Funds, plus any additional contributions required due to cost over-runs.

•
Pilot Payments — The estimated PILOT Payments provide 110% coverage over the estimated net debt service requirements of the PILOT Bonds. The PILOT Payments in excess of the net debt service requirements will be made available to Brooklyn Events for certain operating expenses of the Arena provided that the amount on-hand with the PILOT Trustee is not less than 10% of the then current year’s PILOT Payment.

The PILOT Payments may not exceed actual taxes, as defined in the Arena Lease and each PILOT Payment is secured by a mortgage agreement which encumbers the Arena. The following table presents scheduled PILOT Payments under the Arena Lease, which will be allocated between a reduction of the Financing lease obligation and interest expense in a manner which produces a constant interest rate over the term of the Arena Lease.

Years Ending June 30,

2011	$-
2012	-
2013	20,828,053
2014	30,666,702
2015	31,414,564
Thereafter	1,404,210,778

Total	$1,487,120,097

3.	Arena Revenue Arrangements
Naming Rights Agreement
Brooklyn Basketball and Brooklyn Events (collectively, the “Brooklyn Parties”) have entered into a Naming Rights Agreement (the “NR Agreement”) with Barclays Services Corporation (“Barclays”), where, in exchange for certain fees and other considerations, the Arena will be named Barclays Center and Barclays will be entitled to certain additional sponsorship, branding, promotional, media, hospitality, and other rights and entitlements in association with the Brooklyn Parties and the Atlantic Yards Project. Certain fees are received over the construction period in consideration for various marketing and promotional benefits. During the construction period, revenue is recognized on a straight-line basis. For the year ended June 30, 2010, $603,746 has been recognized in Game day and other revenues.
The NR Agreement expires on June 30 following the twentieth anniversary of the opening date of the Arena, subject to certain extension rights as defined in the NR Agreement. In addition, the NR Agreement contains certain Arena opening deadlines. If Brooklyn Events fails to achieve these deadlines, Barclays is entitled to termination and other remedies.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
3. Arena Revenue Arrangements (continued)
License Agreement
Brooklyn Events has a license agreement with Brooklyn Basketball. After substantial completion of the Arena, Brooklyn Events will receive certain license fees from Brooklyn Basketball for the Nets to play substantially all of its home games at the Arena. The term of the license agreement commenced effective May 12, 2010 and remains in effect for up to thirty-seven years.
Suite License Agreements
As of June 30, 2010, Brooklyn Events had entered into suite license agreements with various entities and, in addition, granted suite licenses as an entitlement to certain sponsors of the Arena. Each suite license entitles the licensee the use of a luxury suite in the Arena, with most luxury suites containing seats for viewing most events at the Arena. The term of the suite license agreements commence on the date when the Arena first is open to the general public and expire at various terms ranging from one to twenty years. As of June 30, 2010, Brooklyn Events has received $258,250 in advance deposits on suite license agreements, which is included in Accounts payable and accrued expenses.
Sponsorship and Product Availability Agreements
As of June 30, 2010, the Brooklyn Parties have entered into sponsorship and product availability agreements with various entities, primarily with respect to the Arena and the Nets (after its planned relocation to the Arena). These agreements entitle the sponsors to certain sponsorship, promotional, media, hospitality and other rights and entitlements in association with the Arena and the Nets, and expire at various terms ranging from three to ten years from the opening date of the Arena, as defined in each underlying agreement. These agreements may be terminated without penalty based on a failure to construct and open the Arena and other limited circumstances.
Concessions Agreement
Brooklyn Events has entered into a three year agreement commencing at the opening of the Arena with a food service company. Under this agreement, Brooklyn Events will receive revenues based on a specified percentage of all concession revenue or a guaranteed minimum based on attendance.
Aggregate Contractual Revenues
The aggregate contractually obligated annual fees, gross of activation costs, from the Naming Rights, License, Suite License, Sponsorships and Concessions agreements, from the initial year of the Arena opening and the four years thereafter are approximately as follows:

Initial year of Arena opening	$39,365,000
Year 2	39,797,000
Year 3	40,249,000
Year 4	35,537,000
Year 5	35,531,000

Total	$190,479,000

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
4. Equity Method Investment
Effective May 12, 2010, NS&E began to account for its interest in Brooklyn Holdings under the equity method of accounting. As of June 30, 2010, NS&E has a $-0- investment basis representing a 20% interest in Brooklyn Holdings. Summarized balance sheet information for Brooklyn Holdings is as follows:
Balance Sheet:

(100%)
June 30, 2010
Cash and cash equivalents	$2,337,679
Accounts receivable, net	12,386,190
Property and equipment, net	759,599
Intangible assets, net	215,529,350
Investment in NBA-related entities	10,267,333
Other assets	3,582,866

Total assets	$244,863,017

Senior notes and credit facility	$207,157,400
Other liabilites	27,603,943
MP Entity’s equity	10,101,674
NS&E’s equity	-

Total liabilities and members’ equity	$244,863,017

On the Deconsolidation Date, NS&E commenced accounting for its investment interest in Brooklyn Basketball in accordance with the equity method of accounting. From the Deconsolidation Date through May 11, 2010, NS&E recognized 100% of Brooklyn Basketball’s net loss from operations of $8,594,167. Commencing May 12, 2010, the operating losses related to Brooklyn Holdings have been allocated to its majority owner since losses are allocated based on an analysis of the respective member’s claim on the net book equity assuming a liquidation at book value.
Summarized operating information, which represents 100% of the operations of Brooklyn Basketball from the Deconsolidation Date through May 11, 2010 and 100% of the operations of Brooklyn Holdings commencing May 12, 2010 through June 30, 2010, is as follows:
Operations:

For the period
March 1, 2010 to
June 30, 2010
Revenues	$22,709,370
Operating expenses	(32,043,426)
Interest expense	(3,520,081)
Depreciation and amortization	(1,486,623)

Net loss	$(14,340,760)

NS&E’s portion of net loss	$(8,594,167)

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
5. Related Party Transactions
Loan from Affiliate
On May 12, 2010, ArenaHoldCo entered into a loan agreement with an affiliate of the MP Entities in the amount of $75,842,086 (the “Loan”). The Loan bears interest at 11% per annum, compounded monthly and matures on June 12, 2013. Both interest and principal are due at maturity. As of June 30, 2010, accrued interest on the loan of $1,162,947 is recorded as part of the Loan from affiliate and has been capitalized to Land and Arena under construction.
A fee equal to $1,000,000 is due on the date the Loan is paid in full, or a pro-rated portion on the date of any partial repayment of the Loan, which is recorded in Accounts payable — affiliates. In the event the Loan is not paid upon maturity, the Loan converts into an equity position in Brooklyn Arena based on a stipulated formula. During the year ended June 30, 2010, financing costs incurred in connection with the Loan totaled $1,483,206. Financing costs have been capitalized to Deferred costs, of which $110,169 has been amortized and capitalized to Land and Arena under construction.
The carrying amount of the Loan from affiliate approximates fair value at June 30, 2010.
Advances from Affiliates
Concurrent with the amendment of the NS&E operating agreement, advances from affiliates totaling $105,715,005 inclusive of accrued interest were converted to Members’ equity. The loans accrued interest at the weighted average cost of capital, as defined, which approximated 9%. For the years ended June 30, 2010 and 2009, interest incurred totaled approximately $5,800,000 and $6,200,000, respectively, all of which was capitalized in Land and Arena under construction.
Member Loans
NS&E obtained $58,800,000 in unsecured member loans on various dates from January 2007 to August 2009. Concurrent with the amendment of the NS&E operating agreement, these member loans, including accrued interest, totaling $65,916,968 were converted to Members’ equity.
Additional unsecured member loans totaling $38,000,000 were obtained from December 2009 through May 2010 and did not convert into Members’ equity. These loans mature at various dates from June 2012 to January 2013 and bear interest at various rates ranging from 11% to 15%. Member loans, including accrued interest, totaled $39,767,635 and $37,145,448 for the years ended June 30, 2010 and 2009, respectively. Interest expense totaled approximately $4,700,000 and $2,000,000 for the years ended June 30, 2010 and 2009, respectively.
Land Loans
Brooklyn Arena was a party to loan agreements for the land that was acquired in connection with the Arena and the Atlantic Yards Project. During the year ended June 30, 2010, Brooklyn Arena made a required $8,000,000 payment on the loan. Also during the year ended June 30, 2010 and in accordance with the loan agreements, the encumbrance of the Company’s land was removed and the loan from then on only encumbered the Atlantic Yards non-Arena parcels. For the year ended June 30, 2010, the Company’s share of interest, which was capitalized in Land and Arena under construction, was $292,354 and the aggregate weighted average interest rate was 6.02%.
Developer Agreement
On June 1, 2005, Brooklyn Arena entered into a Development Agreement with an affiliate (the “Developer”), pursuant to which the Developer will plan, develop and oversee construction of the Arena for a fee not to exceed the lesser of $7,000,000 per year or 5% of the total project cost at completion. Through June 30, 2010, $35,000,000 of development fees have been incurred and capitalized to Land and Arena under construction.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
5. Related Party Transactions(continued)
Marketing Center
In May 2008, Brooklyn Arena entered into a lease agreement with an affiliate (the “Landlord”) for an 11,000 square foot Marketing Center. The lease expires in October 2012. Brooklyn Arena is responsible for certain operating expenses as defined in the lease. Under the terms of the lease agreement, the Landlord was required to provide tenant improvements to finish the space at a cost of up to $2,585,000 with any overage to be reimbursed by Brooklyn Arena. As of June 30, 2010 and 2009, the balance of the excess tenant improvement paid for by Brooklyn Arena, classified as Property and equipment was $2,372,505 and $3,389,294, respectively, net of accumulated depreciation of $2,165,069 and $1,148,281, respectively.
Rent expense for the Marketing Center was $1,298,000 for the year ended June 30, 2010, which is included in Marketing expense. Remaining future minimum lease payments are $1,298,000 for each of the years ending June 30, 2011 and 2012 and $432,667 for the period ending October 2012.
6. Deconsolidation of Brooklyn Basketball
Impact to NS&E’s Consolidated Balance Sheet
The detail of certain Brooklyn Basketball balance sheet accounts, except for cash and cash equivalents, at June 30, 2009 are described below, which are no longer consolidated in NS&E’s financial statements as of the Deconsolidation Date.
Accounts Receivable, net
Accounts receivable, net for Brooklyn Basketball consisted of the following at June 30, 2009:

Amounts due from the NBA	$9,680,151
Amounts due from advertising and sponsorship	1,239,067
Amounts due from another NBA member team	1,000,000
Amounts due from NBA Properties, Inc.	533,000
Other	227,493

12,679,711
Less: Allowance for doubtful accounts	(552,976)

$12,126,735

Property and Equipment, net
Property and equipment, net for Brooklyn Basketball consisted of the following at June 30, 2009:

Leasehold improvements	$3,310,467
Office furniture, fixtures and equipment	1,173,323
Data processing equipment	501,818
Other	57,941

5,043,549
Less: Accumulated depreciation and amortization	(3,806,222)

$1,237,327

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
6. Deconsolidation of Brooklyn Basketball (continued)
Intangible Assets, net
Intangible assets, net for Brooklyn Basketball consisted of the following at June 30, 2009:

	2009
					Season
					Ticket-
	Franchise	Player	Arena	Management	Holder	Sponsorship
	Asset	Contracts	Lease	Contracts	List	Contracts	Total
Cost	$161,111,561	$173,500,000	$22,600,000	$1,800,000	$1,600,000	$500,000	$361,111,561
Accumulated amortization	-	(169,470,336)	(22,600,000)	(1,800,000)	(1,333,332)	(500,000)	(195,703,668)

	$161,111,561	$4,029,664	$-	$-	$266,668	$-	$165,407,893

Brooklyn Basketball recorded intangible assets acquired at their estimated fair value separate and apart from goodwill and amortized identified intangible assets with finite lives based on the period over which the assets are expected to contribute to the future cash flows of the Nets. Brooklyn Basketball’s indefinite-lived intangible assets and franchise value were not amortized but rather were reviewed for impairment by comparing the recorded amount to its fair value.
Intangible assets were amortized over their estimated useful lives on a straight-line basis over the playing season each year, with the exception of the franchise asset. Player contracts, arena lease, management contracts, season ticket holder list and sponsorship contracts were amortized on a straight-line basis generally over five, four, three, six and two years, respectively. The franchise asset was not amortized and has been categorized as an indefinite-lived intangible asset. Amortization of the intangible assets for the period July 1, 2009 through February 28, 2010 and the year ended June 30, 2009 was $3,200,026 and $33,379,134, respectively.
Investments in NBA-Related Entities
Brooklyn Basketball recorded investments in NBA-related entities on the equity method. Investments in NBA-related entities for Brooklyn Basketball consisted of the following at June 30, 2009:

	Ownership %
NBA Media Ventures, LLC	3.4%	$7,790,000
Planet Insurance Ltd.	3.4%	190,000
National Basketball Association, a joint venture	3.4%	-
WNBA Holdings, LLC (formerly NBA Development, LLC)	3.4%	-
NBDL Holdings, LLC	3.4%	-

		$7,980,000

Brooklyn Basketball’s allocable portion of the operating results of the NBA-related entities totaled losses of $1,536,000 for the period July 1, 2009 through February 28, 2010 and $4,742,066 for the year ended June 30, 2009. Losses greater than Brooklyn Basketball’s investment were not recorded as it was not required to provide funding for the operations of the NBA-related entities. Brooklyn Basketball received distributions of $2,510,406 and $3,522,399 from the NBA-related entities during the years ended June 30, 2010 and 2009, respectively.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
6. Deconsolidation of Brooklyn Basketball (continued)
Senior Notes and Credit Facility
Senior notes and credit facility for Brooklyn Basketball and NS&E’s credit facility contributed to Brooklyn Holdings consisted of the following at June 30, 2009:

Senior notes; Series D; interest payable semi-annually, 5.31%	$85,000,000
Senior notes; Series F; interest payable semi-annually, 7.45%	6,250,000
Senior notes; Series G; interest payable semi-annually, 8.27%	14,105,333

Total Senior notes	105,355,333

Revolving credit facility, 4.31%	37,539,000
Term loan; interest payable monthly, 4.31%	4,644,667

Total Brooklyn Basketball Debt	$147,539,000

NS&E Credit facility, 5.5%	59,618,400

Total senior notes and credit facility	$207,157,400

Senior Notes
On December 9, 2005, Brooklyn Basketball issued $85,000,000 principal amount Series D Senior Notes due June 2012. On February 27, 2009, Brooklyn Basketball issued $6,250,000 principal amount Series F Senior Notes due February 2014 and issued $14,105,333 principal amount Series G Senior notes due February 2016 (collectively, the “Senior Notes”). The Senior Notes are issued under the NBA’s League-Wide Credit Facility. The Senior Notes are collateralized by rights in the regular and post-season network and other television broadcast revenues, membership rights in the NBA and certain assets associated with that membership, arena interests, certain deposit accounts and substantially all of Brooklyn Basketball’s other assets and rights. Interest expense incurred on the Senior Notes totaled $4,097,091 for the period July 1, 2009 through February 28, 2010 and $5,066,613 for the year ended June 30, 2009.
Revolving Credit Facility and Term Loan
On December 9, 2005, Brooklyn Basketball entered into a revolving credit facility in an aggregate amount of $65,000,000 that is collateralized by a first priority perfected lien, in certain bank accounts (and amounts deposited therein) of Brooklyn Basketball. On June 11, 2007, the revolving credit facility was reduced to an aggregate amount of $40,000,000 and the excess of $25,000,000 converted into a collateralized term loan. On February 27, 2009, the revolving credit facility and the term loan were amended to extend the maturity date to September 9, 2010 and have been subsequently extended to June 9, 2011.
Through February 27, 2009, the interest rates applicable to the revolving credit facility and term loan were based, at Brooklyn Basketball’s option, on either LIBOR plus 2.0% per annum or the alternate base rate, as defined, plus 1.0% per annum. Subsequent to February 27, 2009, the interest rates applicable to the revolving credit facility and the term loan were based, at Brooklyn Basketball’s option, on either LIBOR plus 4.0% per annum or the alternate base rate, as defined, plus 3.0% per annum. Also, Brooklyn Basketball pays a commitment fee equal to 0.375% per annum on the average daily unused portion of the available commitment under the revolving credit facility, payable quarterly.
The outstanding balance of the revolving credit facility was $37,539,000 at June 30, 2009 and interest expense incurred was $1,083,210 for the period July 1, 2009 through February 28, 2010 and $1,233,071 for the year ended June 30, 2009. The outstanding balance of the term loan was $4,644,667 at June 30, 2009 and interest expense incurred was $133,978 for the period July 1, 2009 through February 28, 2010 and $755,184 for the year ended June 30, 2009.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
6. Deconsolidation of Brooklyn Basketball (continued)
NS&E Credit Facility
On September 12, 2006, NS&E entered into a $59,618,400 unsecured credit facility (the “Credit Facility”) that matures on September 12, 2011 and which is subordinate to the above-mentioned revolving credit facility and term loan. The Credit Facility agreement was amended such that on May 12, 2010, it was assumed by Brooklyn Holdings. Prior to May 12, 2010, the interest rate was LIBOR (subject to a floor of 2.75%) plus 2.75% per annum, or the alternate base rate, as defined, plus 1.75% per annum. Interest expense totaled $2,869,136 for the period July 1, 2009 through May 11, 2010 and $3,420,274 for the year ended June 30, 2009.
Impact to NS&E’s Consolidated Statement of Operations
On the Deconsolidation Date, the operations of Brooklyn Basketball are accounted for as an equity method investment. The detail of certain Brooklyn Basketball revenue accounts, along with the related revenue and expense recognition policies, are described below.
Revenue and Expense Recognition
Ticket sales, television broadcasting and sponsorship and promotional revenues are recorded on a game-by-game basis over the playing season. Team expenses, principally player compensation and game expenses, are recorded as expense on the same basis, except for early contract terminations that are expensed upon termination. Accordingly, advance ticket sales for games not yet played are recorded as deferred revenue until the associated game is played. General and administrative expenses, as well as advertising and promotional expenses, are charged to operations as incurred. NBA expansion and relocation fees are recognized on an as-received basis as the NBA controls allocation and disposition of these funds until payments are made to the teams.
Significant Media Contracts
Brooklyn Basketball is entitled to receive future media revenues resulting from contracts it has entered into, as well as from contracts entered into by the NBA. The most significant of these are for national broadcast television and local and national cable television broadcasts. The current NBA national broadcast and national cable contracts took effect beginning with the 2008-2009 NBA season and currently run through the 2015-2016 NBA season. Brooklyn Basketball’s local media rights agreement with Yankees Entertainment and Sports Network, LLC (“YES Network”), which includes certain market reset provisions and is subject to certain early termination provisions, began in the 2002-2003 NBA season and runs through the conclusion of the 2021-2022 NBA season.
Certain members of NS&E have a minority ownership interest in the YES Network. Brooklyn Basketball earned gross broadcast revenues as a result of its contract with YES Network for local cable television broadcasts. These revenues were included in Television broadcast revenues.
In June 1976, the NBA and four teams from the American Basketball Association (“ABA”), including the Nets, the Denver Nuggets, the Indiana Pacers, and the San Antonio Spurs (the “Expansion Teams”) reached an agreement with the NBA to become members of the NBA, but no agreement was reached with the Spirits of St. Louis Basketball Club, L.P. (the “Spirits”), another former ABA team. Instead, a settlement was reached among the Spirits, the Expansion Teams and the NBA (the “1976 Settlement”) calling for the Spirits to receive approximately 1/7th of certain television revenues of Brooklyn Basketball earned by the NBA (calculated on the basis of 28 teams). Accordingly, Brooklyn Basketball receives net approximately 85% of its share of NBA national television contract distributions. Revenue sharing earned on the NBA’s national television and national cable contracts are prorated by the NBA equally among the NBA’s 30 teams.

Nets Sports and Entertainment, LLC and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2010 and 2009
6. Deconsolidation of Brooklyn Basketball (continued)
The Company’s share of Brooklyn Basketball’s net share of season television revenues were as follows:

	July 1, 2009
	through	Year Ended
	February 28, 2010	June 30, 2009
National broadcast and cable television	$16,901,390	$22,862,814
Local cable television	7,304,737	9,672,099

Total Television broadcast revenues	$24,206,127	$32,534,913

NBA Fees
Brooklyn Basketball is required under NBA rules and regulations to contribute to the NBA certain amounts to be used by the NBA for operating expenses. For the period July 1, 2009 through February 28, 2010 and the year ended June 30, 2009, Brooklyn Basketball contributed a fixed payment of approximately $20,000 and $28,000, respectively, allocable from suite revenue and contributed approximately $893,000 and $1,707,000, respectively, from regular season and playoff ticket sales based on each game’s ticket sales, as defined, according to a formula specified by the NBA. These NBA gate share fees were netted in Ticket sales, net of admission taxes and league gate share.
Pension Plans
Brooklyn Basketball participates in the NBA Players’ Pension Plan, NBA General Managers Pension Plan and the NBA Coaches, Assistant Coaches and Trainers Pension Plan, all of which are multiemployer defined benefit plans administered by the NBA. Contributions charged to pension costs totaled approximately $1,646,000 for the period July 1, 2009 through February 28, 2010 and $2,119,000 for the year ended June 30, 2009 and were included in Team costs. At June 30, 2009, there were accrued pension costs of approximately $1,948,000 included in Accounts payable and accrued expenses.
7. Commitments, Contingencies and Litigation
Litigation and Other Contingencies
The Company is involved in certain claims and litigation related to its operations and development activities. Based on the facts known at this time, management has consulted with legal counsel and is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.
In the event the Arena is not completed by May 2016, Brooklyn Arena will be obligated to pay liquidated damages in accordance with an agreement with the State.
Guarantees
In connection with the purchase of the franchise, NS&E, Brooklyn Basketball and the Nets, along with certain members, have provided an indemnity guarantee to the NBA for any losses arising from the transaction. Brooklyn Arena, together with Brooklyn Holdings, has insurance coverage of $100,000,000 in connection with this indemnity. The indemnification provisions are standard provisions that are required by the NBA. The Company evaluated the indemnity guarantee in accordance with guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness to others and determined that the fair value of the Company’s liability for its obligations under the guarantee was not material.
8. Subsequent Events
The Company has evaluated events and transactions that occurred between June 30, 2010 and the date of the Report of Independent Auditors, which is the date the financial statements were available to be issued.